221 – 2323 Quebec Street Vancouver, BC, V5T 4S7 Canada Telephone : (604) 876-7494 Facsimile : (604) 876-7432 www.intelligent-living.us

June 25, 2010

United States Security and Exchange Commission

Washington, D.C. 20549

Dear Sir/Madam:

Reference:

Intelligent Living Corp.

Comment Letter dated December 23, 2009

File No. 000-25335

In reference to the Commission’s comment letter of December 23, 2009, we are submitting herein the responses of Intelligent Living Corp. with specific replies annotated by comment number. Copies of the referenced May 31, 2008 10KSB and 2009 10K filings are attached to this letter as proposed to be amended in response to the Commission’s comments, and we have identified in such filings by marked text the parts of the filings so amended in response to the indicated comment number. Depending on the Commissions reply, we will adjust the subsequent 10Q filings as appropriate.

We acknowledge that the Company is responsible for the adequacy and accuracy of all disclosure filings. Further, the Company acknowledges that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Intelligent Living Corp.

/s/ Michael F. Holloran

Michael F. Holloran

President, CEO and

Principal Financial Officer

INTELLIGENT LIVING

Responses to Commission Comments

Comment

Number

Subject

1

The appointment of ILC as a distributor of Home Automation Inc. in Turkey reflects the Company’s ability to offer HAI products in the Turkish market. This is not a Material Definitive Agreement and we do not believe requires filing of an 8K. The letter of intent with North American Indian Charter of Shipping and Trade, Inc. is non-binding and requires negotiation of a Definitive Agreement. It is not a Material Definitive Agreement, does not result in a change of control and we believe does not require filing of an 8K.

2

On September 29, 2008 pursuant to the DEF 14C filed August 25, 2008 the Company effected a share reverse split and converted debt to common shares resulting in the change of issued shares.

Form 10KSB for Fiscal Year Ended May 31, 2008

3

NA

4

Cover page amended to 10KA

5

ex31, ex32 certifications from management will be added to the May 31, 2008 and 2009 10Ks when the amendments are filed

6

Our web site has been revised and no longer refers to Kilia Teknologi. The 10K/A filings for the years ended May 31, 2008 and 2009 contain only a passing  reference to Kilia Teknology. We are unclear as to what additional information about Kilia Teknologi is referred to.

7

The technology and products utilized by the Company are “open architecture” and industry wide interconnectivity and inter-operational standards are not yet established. While the Company does not hold patents, trademarks or licenses, the Company has developed “technology know-how” and “trade secrets” that refer to our ability to integrate the hardware and software from a variety of suppliers, in the absence of inter-operational and interconnectivity standards, to achieve reliable functionality, the loss of which would adversely affect our business. We believe the risk factors outline these risks.

8

Wording on lease expenses expanded to further clarify that “total rental”  refers to all rental space used by the Company

9

Footnote No. 1 removed from body of table.

10

We believe the reference to May 31, 2009 in the section Future Plan of Operations page 19 is correct.

11

 The Company believes it has followed GAAP in the reporting of discontinued operations, specifically SFAS144(42), ASC205-20-45 and ASC205-20-45-6. Expenses related to discontinued operations have been segregated and include only those items that are directly related to disposal, do not involve staff or resources supporting ongoing operations, and are expected to be repaid as a result of disposal settlements. The Company’s Board has recognized, based on discussions with its legal counsel, that the element of time has affected the Company’s expectation to be repaid as a result of the disposal operations, and has determined to change the accounting treatment of interest and amortization expenses on the convertible debentures, starting with the May 31, 2010 10-K Annual Report. With this report and for future years, ongoing interest and amortization expenses be classified as current. The change in treatment for the May 31, 2010 annual report will require re-classification of some fiscal year 2010 expense items and the addition of an explanatory footnote to the audited financial statements. This approach is supported by our auditor and legal counsel.

12

Disclosure amended to remove reference to “material”

INTELLIGENT LIVING

13

Management’s Report on Internal Controls amended to reference the framework of evaluation

14

Text is amended to clarify the tenures of Mr. Erbatur’s positions are the board of directors,

15

Disclosure revised to indicate Mr. Holloran as Principal Financial Officer

16

Text revised to indicate director independence relative to Nasdaq rules.

17

The agreements are listed under exhibits 4.2, 10.15, 10.19.

Form 10K for Fiscal Year Ended May 31, 2009

18

Title adjusted to 10K

19

Issued shares updated to September 14, 2009

20

Options are under the Company’s 2007 Option Plan – A description of the plan has been added

21

Text referring to Officers expanded. The transactions in Item 13 refer to Exhibits 10.15, 10.16, 10.19. Debt obligations associated with the promissory note to Mr. Simons is the principal component of the Item 13 related party debt conversion.

22

 Agreement and Plan of Re-organization and Certificate of Amendment incorporated by reference added to exhibit list

23

Signatures amended as suggested.

24

Forms 10Q for the fiscal periods noted will be amended as appropriate to the acceptance of the applicable responses to comments 1 through 23.